SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

(Name of subject company (Issuer))

TELEMAR NORTE LESTE S.A.

(Name of Filing Person (Offeror))

Preferred Shares, no par value, and American Depository Shares, each representing one Preferred Share	87924Y105
(Title of classes of securities)	(CUSIP number of American Depositary Shares)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Mark O. Bagnall

White & Case LLP

Wachovia Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

Tel: (305) 371-2700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US$86,977,439.83	US$3,418.21

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), only. The Transaction Valuation was calculated assuming the purchase of all outstanding preferred shares, no par value (including preferred shares represented by American Depositary Shares), other than preferred shares owned directly or indirectly by the Filing Person, at a purchase price of R$33.00 in cash per preferred share or American Depositary Share. As of July 16, 2008, there were 4,209,206 preferred shares outstanding (including preferred shares represented by American Depositary Shares), of which 3,715 preferred shares are owned directly or indirectly by the Filing Person. As a result, this calculation assumes the purchase of 4,205,491 outstanding preferred shares. The Transaction Value was calculated in Brazilian reais (R$) and converted into U.S. dollars at the average of the bid and ask exchange rates published by the Brazilian Central Bank at the close of business on July 16, 2008 of US$1.00 = R$1.5956.

(2)	The filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory No. 6 for fiscal year 2008, is US$39.30 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Value. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	3,418.21	Filing Party:	Telemar Norte Leste S.A.
Form of Registration No.:	Schedule TO-T	Date Filed:	July 18, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☒	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on combined Schedule TO and Schedule 13E–3 (the “Combined Schedule TO”) filed with the Securities and Exchange Commission, or the SEC, on July 18, 2008, as amended by Amendment No. 1 to the Combined Schedule TO filed with the SEC on August 13, 2008 and Amendment No. 2 to the Combined Schedule TO filed with the SEC on August 20, 2008, by Telemar Norte Leste S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil, or Telemar. The Combined Schedule TO relates to the offer by Telemar to purchase any and all outstanding preferred shares, no par value, including any and all preferred shares represented by American Depositary Shares, or ADSs, of Tele Norte Celular Participações S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil, or TNCP, at a price of R$33.00 per preferred share (for reference, equivalent to approximately US$20.68 per preferred share or ADS based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil, or the Central Bank, through the SISBACEN system at 7:00 p.m., Brasília time (6:00 p.m., New York City time) on July 16, 2008, which was US$1.00=R$1.5956) in cash, net of stock exchange and settlement fees described in the offer to purchase dated July 18, 2008 (the “Offer to Purchase”), any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are annexed to and filed with the Combined Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer to Purchase, including, without limitation, all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 and 13 of this Combined Schedule TO.

Item 12 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as described below.

The following exhibit is hereby added to Item 12 of the Schedule TO:

Exhibit No.	Description
(a)(5)(E)	Form of Shareholder Put Right Letter of Transmittal to Transmit American Depositary Shares (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2008

Telemar Norte Leste S.A.

By:	/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Chief Financial Officer and Investor Relations Officer

By:	/s/ Paulo Altmayer Gonçalves
Name:	Paulo Altmayer Gonçalves
Title:	Executive Officer